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                               September 24, 2021

       Barry Sytner
       Chief Executive Officer
       Yijia Group Corp.
       30 N Gould St., Suite 22545
       Sheridan, WY 82801

                                                        Re: Yijia Group Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 17,
2021
                                                            File No. 333-259600

       Dear Mr. Sytner:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed September 17, 2021

       General

   1. We note that your common stock is quoted on the OTC Pink. We also note that the selling stockholders
plan to sell their holdings as determined by the prevailing market price or in negotiated
transactions. To sell shares at market prices, we require an established public
trading market for those shares, and we do not consider the OTC Pink to be such a market for
the purposes of satisfying Item 501(b)(3) of Regulation S-K.
                                                        Please revise your
registration statement to set a fixed price for the shares to be sold by the selling stockholders
unless and until your shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or
listed on a national securities exchange.
 Barry Sytner
FirstName
Yijia GroupLastNameBarry   Sytner
            Corp.
Comapany 24,
September  NameYijia
               2021 Group Corp.
September
Page  2    24, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jody M. Walker